Exhibit 99.1

LOAN MODIFICATION AGREEMENT

THIS LOAN MODIFICATION AGREEMENT (this “Agreement”) is entered into as of February 24, 2004 by and among RELM WIRELESS CORPORATION, a Nevada corporation ("Relm Wireless") whose address is 7100 Technology Drive, West Melbourne, Florida 32904, RELM COMMUNICATIONS, INC., a Florida corporation (“Relm Communications” and, together with Relm Wireless, the “Borrowers”) whose address is 7100 Technology Drive, West Melbourne, Florida 32904, and SILICON VALLEY BANK ("Lender") (“Silicon”) whose address is 3003 Tasman Drive, Santa Clara, California 95054 and with a loan production office at 3353 Peachtree St. N.E., Suite M-10, Atlanta, Georgia 30326.

1.

DESCRIPTION OF EXISTING INDEBTEDNESS: Among other indebtedness which may be owing by Borrowers to Lender, Borrowers are indebted to Lender pursuant to, among other documents, a Loan and Security Agreement, dated August 29, 2003 (as may be amended from time to time, the "Loan Agreement"). The Loan Agreement and the schedule attached thereto (the “Schedule”) provide for, among other things, a Loan in the original maximum principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Revolving Facility”). Hereinafter, all indebtedness owing by Borrowers to Lender shall be referred to as the "Indebtedness."

2.

DESCRIPTION OF COLLATERAL. Repayment of the Indebtedness is secured by the Collateral as described in the Loan Agreement. Hereinafter, the above-described security documents and guaranties, together with all other documents securing repayment of the Indebtedness shall be referred to as the "Security Documents". Hereinafter, the Security Documents, together with all other documents evidencing or securing the Indebtedness shall be referred to as the "Existing Loan Documents".

3.

MODIFICATION(S) TO REVOLVING FACILITY.

a.

The Loan Agreement is hereby amended by adding a new Section 1.7 thereto, to read as follows:

1.7

Cash Management Services. Borrower may use up to the Cash Management Services Sublimit (as hereafter defined) of the Loan for Silicon's Cash Management Services, which may include merchant services, direct deposit of payroll, business credit card, and check cashing services identified in various cash management services agreements related to such services (the “Cash Management Services”). The aggregate face amount of all Cash Management Services from time to time outstanding shall not exceed the amount shown on the Schedule (the “Cash Management Services Sublimit”), and shall be reserved against Loans which would otherwise be available hereunder, and in the event at any time there are insufficient Loans available to Borrower for such reserve, Borrower shall deposit and maintain with Silicon cash collateral in an amount at all times equal to such deficiency, which shall be held as Collateral for all purposes of this Agreement. Any amounts Silicon pays on behalf of Borrower or any amounts that are not paid by Borrower for any Cash Management Services will be treated as Loans and will accrue interest at the rate provided for herein.

b.

Section 1 to the Schedule (Credit Limit) is amended and restated in its entirety as follows:

1.

Credit Limit

(Section 1.1)

An amount not to exceed the lesser of: (i) $3,500,000 at any one time outstanding (the “Maximum Credit Limit”); or (ii) the sum of 85% (the “Advance Rate”) of the amount of Borrower’s Eligible Accounts (as defined in Section 8 above), plus 20% of Eligible Inventory, provided, however, that at no time may the amount drawn hereunder against Eligible Inventory exceed the lesser of $500,000 or 20% of the total amount of Loans outstanding hereunder.

Silicon may, from time to time, modify the Advance Rate, in its good faith business judgment, upon notice to the Borrower, based on changes in collection experience with respect to Accounts or other issues or factors relating to the Accounts or Eligible Inventory.

Letter of Credit Sublimit

(Section 1.6):

$250,000

Cash Management Sublimit

(Section 1.7):

$500,000

c.

Section 4 to the Schedule (Maturity Date) is amended and restated in its entirety as follows:

Maturity Date (Section 6.1):

January 1, 2005.

4.

CONSISTENT CHANGES. The Existing Loan Documents are hereby amended wherever necessary to reflect the changes described above.

5.

PAYMENT OF LOAN FEE. Borrower shall pay to Lender a fee in the amount of Twelve Thousand Dollars ($12,000) (the "Loan Fee") plus all out-of-pocket expenses, including Lender’s attorney’s fees and expenses.

6.

NO DEFENSES OF BORROWER. Borrower agrees that it has no defenses against the obligations to pay any amounts under the Indebtedness.

7.

CONTINUING VALIDITY. Borrower understands and agrees that in modifying the existing Indebtedness, Lender is relying upon Borrower's representations, warranties, and agreements, as set forth in the Existing Loan Documents. Except as expressly modified pursuant to this Agreement, the terms of the Existing Loan Documents remain unchanged and in full force and effect. Lender's agreement to modifications to the existing Indebtedness pursuant to this Agreement in no way shall obligate Lender to make any future modifications to the Indebtedness. Nothing in this Agreement shall constitute a satisfaction of the Indebtedness. It is the intention of Lender and Borrower to retain as liable parties all makers and endorsers of Existing Loan Documents, unless the party is expressly released by Lender in writing. No maker, endorser, or guarantor will be released by virtue of this Agreement. The terms of this paragraph apply not only to this Agreement, but also to all subsequent loan modification agreements.

8.

CONDITIONS. The effectiveness of this Agreement is conditioned upon the Borrower’s payment of the Loan Fee.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

This Agreement is executed as of the date first written above.

BORROWER:		LENDER:
RELM WIRELESS CORPORATION		SILICON VALLEY BANK

By:	/s/ W. P. KELLY	By:	/s/ WILLIAM L YANG
Name:	William P. Kelly	Name:	William L. Yang
Title:	EVP & CFO	Title:	Vice President

RELM COMMUNICATIONS, INC.

By:	/s/ W. P. KELLY
Name:	William P. Kelly
Title:	EVP & CFO

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